P.E. 2/11/02

02017265

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Notification of Interest dated 5th February 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 5th February 2002

COLT Telecom Group plc

By: ____________________

Mark A. Jenkins
Legal Services Director

we make business straight.forward

RNS Number: 0157R

COLT Telecom Group plc

5 February 2002

AVS: 384746

Notification of Interests in shares under

Section 198 of the Companies Act 1985

COLT Telecom Group plc ("the Company") announces that it has been notified by Fidelity on behalf of FMR Corp and its associated or controlled Companies that on 31 January 2002, Colt Inc. 2002 Annuity Trust, acquired an interest in 120 Million shares from Colt Inc, being 7.96% of the issued share capital of the Company.

FMR Corp. remains interested in the shares so acquired and accordingly, there has been no change in the interest of FMR Corp. which holds in aggregate 54% of the issued share capital of the Company .Of that total Colt Inc. now holds140, 839,776 shares or 9.34% of the issued share capital of the Company.

This information was notified to the Company on 4 February 2002.

1. Name of contact and telephone number for queries

   John Doherty: 0207 390 3681

2. Name and signature of authorised company official responsible for making this notification

Mark A. Jenkins

Company Secretary

Date of Notification: 5 February 2002

Company Announcements Office

Old Broad Street

London

EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966

Enquiries: Company Monitoring and Enquiries; UK Listing Authority